EXHIBIT 21
SUBSIDIARIES OF ATHERSYS, INC. (formerly BTHC VI, INC.)

Name of Subsidiary	Jurisdiction

ABT Holding Company (formerly Athersys, Inc.)	Delaware
Advanced Biotherapeutics, Inc.	Delaware
Athersys Limited	United Kingdom
ReGenesys LLC	Delaware
ReGenesys BVBA	Belgium
Oculus Pharmaceuticals, Inc. (50% ownership)	Delaware